Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter and Charter Resource Center websites.

Charter-Time Warner Cable Deal Approval Odds Rise to 90 Percent, Analyst Says
Originally appeared in The Hollywood Reporter
by Georg Szalai
January 28, 2016
http://www.hollywoodreporter.com/news/charter-time-warner-cable-odds-860039

TWC CEO Rob Marcus says there is no “specific timetable” as regulators continue their review and adds he is "highly skeptical" about FCC proposals to regulate the pay TV set-top box market.

While regulators continue to review Charter Communications' plan to acquire Time Warner Cable, one big-name pay TV analyst on Thursday raised his odds on the deal going through.

"The odds that the deal will hit a major stumbling block are getting smaller," MoffettNathanson analyst Craig Moffett said in a report. "We’re raising our odds of approval to 90 percent, from 80 percent previously."

He explained that "perhaps the most striking take-away from the hyperbolically-named Stop Mega Cable Coalition is that even within this collection of supposed deal opponents, most don’t actually oppose Charter’s acquisition of Time Warner Cable at all. Most of the coalition members are simply asking for conditions."

But Moffett also emphasized: "To be sure, it is too early to declare Charter’s acquisition a done deal. There are still hurdles to clear, including an exceedingly tedious timeline from the California Public Utilities Commission (CPUC) that stretches all the way to June 10th. And the FCC negotiation over conditions hasn’t even started yet."

Read the full article here. http://www.hollywoodreporter.com/news/charter-time-warner-cable-odds-860039

Charter to Give Fast Internet to Low-Income Customers
By Business Journal Staff
January 28, 2016
http://labusinessjournal.com/news/2016/jan/28/charter-give-fast-internet-low-income-customers/

The Los Angeles Times reported Thursday that a four-hour hearing in Downtown L.A. staged by Charter Communications to get public reaction to its $67-billion plan to buy Time Warner Cable and Bright House Networks drew dozens of enthusiastic supporters - and some vocal critics.

During the session, Charter discussed plans to provide affordable Internet service for some of Southern California's poor residents, a key selling point for community group leaders in attendance. Charter pledged to begin offering low-income students and seniors a $14.99-a-month high-speed Internet service plan within six months of the merger closing. The plan would offer Internet speeds at around 30 megabits per second, higher than what is typically offered in lower-priced Internet plans available to poor consumers.

Read the full article here. http://labusinessjournal.com/news/2016/jan/28/charter-give-fast-internet-low-income-customers/

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.